K. Michael Carlton
+1.202.373.6070
michael.carlton@morganlewis.com

August 23, 2017

VIA EDGAR

Ms. Sumeera Younis
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Cambria ETF Trust
File Nos. 333-180879 and 811-22704

Dear Ms. Younis:

On behalf of our client, Cambria ETF Trust (the “Trust”), we are responding to Staff comments we received orally on August 7, 2017 regarding the Trust’s Post-Effective Amendment No. 52 (PEA No. 52), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on June 29, 2017 for the purpose of revising the name and principal investment strategy of the Cambria Sovereign Bond ETF (formerly, Cambria Sovereign High Yield Bond ETF) (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.
Comment: Please provide the Staff with the details of the Fund’s fee table and expense examples via correspondence once they become available. With respect to the Fund’s expense examples, please include five- and ten-year examples because the Fund has more than six months of operating history.

Response: The Fund’s completed fee table and expense examples are set forth below:

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

August 23, 2017

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)
Management Fee:	0.59%
Distribution and/or Service (12b-1) fees:	0.00%
Other Expenses:	0.00%
Acquired Fund Fees and Expenses:	0.02%
Total Annual Fund Operating Expenses:	0.61%

EXAMPLE

One Year:	Three Years:	Five Years:	Ten Years:
$62	$195	$340	$762

2.
Comment: The Staff notes that the Fund’s principal investment strategy includes a non-exclusive list of potential sovereign bond issuing countries from which the Fund may purchase sovereign and quasi-sovereign bonds. Consider whether Greece should be added to the list in light of the Fund’s investment in Greek securities.

Response: The Fund’s principal investment strategy notes that the Fund may invest in securities issued by “members of the European Union (EU).” Although Greece is a member of the EU, we have added the following language to the list of countries (emphasis added to indicate new language) to reflect the Fund’s current investment in certain EU member countries: “members of the European Union, including Greece, Hungary, Poland, and Romania….” We have also added geographic risk specific to Greece.

3.	Comment: Please provide supplementally the definition of an emerging market country or the method used by the Fund to determine whether a country is an emerging markets country.

Response: The Fund invests in securities of both emerging and developed countries and is not subject to limitations or caps with respect to its investments in either type of country. Accordingly, the Fund does not apply a definition for “emerging market” countries to its principal investment strategy. However, the Adviser employs its own country classification system, which in turn is based on industry practice and acceptance among the industry’s largest index providers and updated annually. The Adviser uses this country classification system to identify emerging market countries in the principal investment strategy for Cambria Emerging Shareholder Yield ETF as well as developed market countries for the principal investment strategy for Cambria Foreign Shareholder Yield ETF.

4.
Comment: The Staff notes that, according to the Fund’s principal investment strategy, “[s]creens exclude foreign issuers whose securities are highly restricted or illegal for U.S. persons to own, including due to the imposition of sanctions by the U.S. Government.” Please disclose any other screens that should be included as part of the Fund’s principal investment strategy.

Response: There are no other screens used by the Fund that are part of the Fund’s principal investment strategy.

5.
Comment: The Staff notes that the last sentence of the “Fixed Income Risk” disclosure discusses interest rates as of the date of the Prospectus. Please update this disclosure in light of Investment Management Guidance Updates 2014-01 and 2016-02 and recent Federal Open Market Committee rate increase.

August 23, 2017

Response: We have made the requested changes.

6.
Comment: If the Fund anticipates significant risk from securities in any single country or region, please specify this geographic risk in the Fund’s “Principal Risks” section. If the Fund does not anticipate significant risk from securities in any single country or region, consider removing geographic risk from the Fund’s “Principal Risks” disclosure.

Response: We have revised the Fund Summary’s “Geographic Investment Risk” under the Fund’s “Principal Risks” section to include a description of the risks related to the Fund’s investment in Greek and Russian securities.

7.
Comment: Please provide supplementally a timeline of the Fund’s name change, noting any related filings tied to the name change. Please also explain any discrepancies between the Fund’s name and the Fund’s name as listed on the Fund website.

Response: On October 7, 2016, the Trust responded to Staff comments received orally on September 23, 2016 that related to the Cambria Sovereign High Yield Bond ETF and its compliance with Rule 35d-1 of the Investment Company Act of 1940. In its response letter, the Trust explained why it believed that the Fund was in compliance with Rule 35d-1. In response to a follow-up comment from the SEC Staff received orally by the Trust on October 11, 2016, the Trust filed a follow-up response letter on October 12, 2016 and provided the reviewer with an excel spreadsheet of the Fund’s holdings on October 17, 2016. Ultimately, the Trust decided to eliminate “High Yield” from the Fund’s name and revise the Fund’s Rule 35d-1 80% policy accordingly. At a meeting of the Board of Trustees of the Trust held on December 13, 2016, the Board approved changes to the name, principal investment strategy and non-fundamental investment policy of the Fund. The Trust filed a 497 supplement to the Fund’s Prospectus and Statement of Additional Information to alert shareholders of these changes on January 20, 2017. The 497 supplement stated that the changes would “become effective on March 21, 2017, or such later date as deemed appropriate by Trust officers.” The 497 supplement also stated that: “The changes to the Fund’s name and principal investment strategy will have no impact on the Fund’s investment objective, the method or methods used to select the Fund’s portfolio investments, and are not expected to affect the Fund’s fees and expenses [emphasis added].”

Due to the nature of the Fund’s investment in foreign markets and emerging market nations, and the Fund’s registration with SEC counterparts in those countries, the Adviser and the Trust officers encountered certain difficulties when trying to change the Fund’s name. In particular, the Trust found that changing the Fund’s name would trigger the Fund’s need to re-register the Fund with each local authority, during which time the Fund would be effectively locked out of and unable to settle trades in that local market. Further, in certain localities, this process can take several weeks or months. Accordingly, to prevent a situation where the Fund is unable to make trades in multiple foreign markets for a prolonged period of time, the Trust delayed the Fund’s name change until such time as the Fund was fully invested and did not expect to engage in trading in the relevant foreign markets in the immediate future.

August 23, 2017

Trust officers decided it was appropriate to delay these changes until August 24, 2017, at which time the Fund will file a 497 supplement and update its website to reflect the Fund’s name change. Previously, on June 29, 2017, the Trust filed PEA No. 52 to reflect the changes described in the 497 supplement, at which time the Fund’s name on Edgar was updated to “Sovereign Bond ETF” in anticipation of the name change. All documents filed on Edgar before August 24, 2017, except PEA No. 52, which is an incomplete, non-effective registration statement, used the Fund’s correct name.

To the extent that the Fund’s website abbreviated the name of the Fund as “Sovereign Bond ETF” prior to August 24, 2017, such abbreviation was inadvertent. Any such abbreviation on the Fund’s website, including in the website’s headers, captions, or drop down menus, was not meant to mislead investors or present the Fund to investors under two names. The Trust believes that all other Fund documents provided to Fund shareholders and all other marketing materials available for download through the Fund website before August 24, 2017 reflected the Fund’s full name before the name change: Cambria Sovereign High Yield Bond ETF. In particular, the Trust notes that the Fund’s Annual Report to Shareholders, filed on July 7, 2017 for the period ended April 30, 2017, reflected the Fund’s name as Cambria Sovereign High Yield Bond ETF, indicating that the Fund had not changed its name or strategy before the fiscal year end.

SAI

8.	Comment: Under the “Intraday Indicative Value” section, please disclose what fees the IIV includes and excludes, such as operating fees or other accruals.

Response: We have made the requested change.

9.
Comment: Under the “Intraday Indicative Value” section, please disclose whether the Fund may use stale values under certain circumstances or if the Fund uses other elements that might adversely affect the Fund’s use of IIV as an indicator of current market value of Fund Shares.

Response: We have added the following sentence to the “Intraday Indicative Value” section:

If a price for an asset held by the Fund is not available due to disruption in the underlying market then stale values may be used in the calculation of the IIV and this may adversely affect the value of Shares.

10.	Comment: Please update the Dodd-Frank Act disclosure, as appropriate, under the “CFTC Regulation” description in the “Investment Objectives, Investment Strategies and Risks” section.

Response: We have made the requested change.

11.
Comment: The Staff notes that, under the “Transactions in Creation Units—Purchasing Creation Units” section, a “Fund Deposit will consist of the In-Kind Creation Basket and Cash Component, or an all cash payment (“Cash Value”), as determined by Cambria to be in the best interest of the Fund.” Please specify the primary method.

August 23, 2017

Response: We have revised the disclosure to specify which Funds typically effect redemptions, in whole or in part, for cash.

* * * * *

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton

cc:	W. John McGuire, Esq.